REEF OIL & GAS INCOME AND DEVELOPMENT FUND III, L.P.
C/O Reef Oil & Gas Partners, L.P.
1901 N. Central Expressway, Suite 300
Richardson, Texas 75080

December 24, 2009

Ms. Anne Nguyen Parker
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	Reef Oil & Gas Income and Development Fund III, L.P.
Registration Statement on Form 10
Filed October 2, 2009
File No. 000-53795

Dear Ms. Parker:

As the general partner of Reef Oil & Gas Income and Development Fund III, L.P. (the “Registrant”), we, Reef Oil & Gas Partners, L.P., are writing on behalf of Registrant in connection with the letter of comments from the United States Securities and Exchange Commission (the “Commission”) to Registrant, dated December 16, 2009, with respect to Amendment No. 1 to the Registrant's Registration Statement on Form 10 filed with the Commission on November 27, 2009 (the “Registration Statement”).  Registrant will provide a written response to the Commission’s comment letter on or before January 15, 2010.

Please call me at (972) 437-6792 if you have any questions.  Thank you for your attention to this matter.

Sincerely,

Reef Oil & Gas Income and Development Fund III, L.P.
Reef Oil & Gas Partners, L.P.
Its Managing General Partner

/s/ David Tierney
David Tierney
Principal Accounting Officer

cc:	Daniel C. Sibley
Joel Held, Baker & McKenzie LLP